Exhibit (a)(21)



                                                                  [PHILIPS LOGO]



              ROYAL PHILIPS ELECTRONICS EXTENDS $21 PER SHARE CASH
                        TENDER OFFER FOR VLSI TECHNOLOGY

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         SUNNYVALE,  CA, MAY 12, 1999 - Royal  Philips  Electronics  (NYSE:PHG),
today announced that it is extending the expiration date of its $21.00 per share cash tender offer to acquire all of the outstanding shares of VLSI Technology, Inc. (Nasdaq:VLSI) to 12:00 midnight, New York City time on Tuesday, June 1, 1999, unless the tender offer is further extended. At the close of business on May 11, 1999, approximately 2,370,000 shares of VLSI's common stock had been validly tendered and not withdrawn pursuant to Philips' tender offer. The tender offer was scheduled to expire at 12:00 midnight, New York City time, on Friday, May 14, 1999. The expiration date was extended in order to allow for the resolution of the regulatory issues described below.

         Philips and VLSI are discussing arrangements with relevant United States authorities to ensure that Philips' acquisition of VLSI would not present national security concerns based on VLSI's government contracts. Though no assurance can be given, Philips expects to reach such arrangements.

         In addition, after completing collection of information about VLSI's business, Philips determined that it is required to make an antitrust filing in Germany. Accordingly, Philips intends to make such filing on May 17, 1999, as to which a 30-day waiting period applies. Although there can be no assurances that its request will be granted, Philips will request that the waiting period terminate on May 31, 1999.

                                   # # #

Royal Philips Electronics of the Netherlands is one of the world's biggest electronics companies and Europe's largest, with sales of US$33.9 billion in 1998. It is a global leader in color television sets, lighting, electric shavers, color picture tubes for televisions and monitors, and one-chip TV products. Its 233,700 employees in more than 60 countries are active in the areas of lighting, consumer electronics, domestic appliances, components, semiconductors, medical systems, business electronics, and IT services (Origin). Philips is quoted on the NYSE, London, Frankfurt, Amsterdam and other stock exchanges. News from Philips is located at www.news.philips.com.


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CONTACTS:

Royal Philips Electronics                            George Sard/David Reno
Jeremy Cohen                                         Sard Verbinnen & Co
31-20-597-7213                                       212/687-8080

Jodi Guilbault
Philips Semiconductors
408/991-2332
Jodi.Guilbault@sv.sc.philips.com
www.semiconductors.philips.com